UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Atlas Corp.

(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

David L. Sokol
2400 Del Lago Drive

Fort Lauderdale FL 33316
(313) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tracy Larsen
Honigman LLP
300 Ottawa Avenue NW

Suite 400
Grand Rapids, MI 49503
(616) 649-1900

October 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d - 1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1	NAMES OF REPORTING PERSONS

David L. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%*

14	TYPE OF REPORTING PERSON (See Instructions)

IN

*	This calculation are based on a total of 281,251,256 common shares of Atlas Corp. (the “Issuer”) that were issued and outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

1	NAMES OF REPORTING PERSONS

Poseidon Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Poseidon Acquisition Corp. (“Poseidon”) is joining this filing as it may be deemed to have formed a group with each member of the Consortium (as defined in Item 4 below) pursuant to Section 13(d) of the Exchange Act as a result of the actions described in Item 4 of this Amendment No. 2. However, Poseidon expressly disclaims beneficial ownership for all purposes of the Common Shares owned by any Consortium member.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022, and the Schedule 13D Amendment No. 1 filed with the SEC on September 26, 2022, by David L. Sokol (“Sokol” and together with Poseidon, the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the disclosure previously reported in the Schedule 13D or the Schedule 13D Amendment No. 1.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 2 because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to have formed a “group” with each other pursuant to Section 13(d) of the Exchange Act as a result of the actions described in Item 4 of this Amendment No. 2. However, each of Poseidon and Sokol expressly disclaim beneficial ownership for all purposes of the Common Shares owned by any other Consortium Member. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of Amendment No. 2 to Schedule 13D and any amendments thereto (the “Joint Filing Agreement”), a copy of which is included hereto as Exhibit 99.13.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On October 31, 2022, Atlas Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon and Atlas Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Poseidon is an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of the Company, and Ocean Network Express Pte. Ltd. (“ONE”), and certain of their respective affiliates (collectively, the “Consortium”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each issued and share of common stock of the Company (“Company Common Share”) outstanding immediately prior to the Effective Time, other than outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) contributed to Poseidon immediately prior to the closing of the Merger by Fairfax, Washington, Mr. Sokol and Bing Chen, President and CEO of the Company (the “Rollover Shares”), will be converted into the right to receive $15.50 per share in cash (the “Merger Consideration”). Each share of preferred stock of the Company issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and continue to trade on the NYSE, and no consideration shall be delivered in respect thereof.

Concurrently with the execution of the Merger Agreement, Poseidon and the holders of the Rollover Shares, as well as Mr. Chen, entered into certain rollover and contribution agreements, pursuant to which such holders will contribute to Poseidon the number of Company Common Shares set forth therein in exchange for a number of Poseidon common shares equal to the number of Company Common Shares contributed (the “Rollover Agreements”). The summary of the Rollover Agreements above is qualified in its entirety by reference to the Rollover Agreements as attached as Exhibits 99.3, 99.4 and 99.5, respectively, which are incorporated by reference into this Item 4.

Also, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, ONE, Washington and Mr. Sokol entered into equity commitment letters with Poseidon pursuant to which each such investor has agreed to provide, or cause to be provided, equity financing to Poseidon in connection with the Merger Agreement in an amount sufficient to fund the Merger consideration. The summary of the Equity Commitment Letters above is qualified in its entirety by reference to the Equity Commitment Letters attached as Exhibits 99.6, 99.7 and 99.8 hereto, which are incorporated by reference into this Item 4.

Concurrently with the execution of the Merger Agreement, each of Fairfax, Washington and Mr. Sokol entered into voting and support agreements (the “Voting and Support Agreements”) pursuant to which such shareholders have, on the terms and subject to the conditions set forth therein, among other things, agreed to vote all of the Company Common Shares as provided therein. The Voting and Support Agreements are included herewith as 99.9, 99.10 and 99.11 and are incorporated herein by reference.

The Merger would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, changes in the present board of directors or management of the Company, changes to the Company’s charter, by-laws or instruments corresponding thereto, the delisting of the Company Common Shares from the New York Stock Exchange and the Company Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of the Company.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger, which is included herewith as Exhibit 99.1 and incorporated herein by reference. Poseidon and the Company have issued a joint press release relating to the merger agreement which is attached as Exhibit 99.2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 is incorporated by reference into this Item 6 and Item 4 is hereby further amended and supplemented as follows:

On October 31, 2022, the members of the Consortium entered into a Side Letter to Joint Bidding Agreement (the “Side Letter”), which amends certain provisions of the original joint bidding agreement executed by the members (and attached to the original 13D relating to the Issuer filed by Mr. Sokol on August 5, 2022) to, among other things, provide that (i) the members would supply certain information to the Company in connection with its antitrust, regulatory and SEC filings to be made pursuant to the Merger, and (ii) that the Equity Commitment Letters describe under Item 4 above would supersede the prior equity commitment letters provided to Poseidon. The summary of the Side Letter above is qualified in its entirety by reference to the Side Letter attached as Exhibit 99.12, which is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to include the following exhibits:

Exhibit 99.1: Agreement and Plan of Merger, dated October 31, 2022.

Exhibit 99.2: Joint Press Release, dated November 1, 2022.

Exhibit 99.3: Fairfax Rollover Agreement

Exhibit 99.4: Washington Rollover Agreement

Exhibit 99.5: David L. Sokol Rollover Agreement

Exhibit 99.6: ONE Equity Commitment Letter

Exhibit 99.7: Deep Water Holdings Equity Commitment Letter

Exhibit 99.8: David L. Sokol Equity Commitment Letter

Exhibit 99.9: Fairfax Voting and Support Agreement

Exhibit 99.10: Washington Voting and Support Agreement

Exhibit 99.11: David L. Sokol Voting and Support Agreement

Exhibit 99.12: Side Letter Agreement to Joint Bidding Agreement

Exhibit 99.13: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 2, 2022

By:	/s/ David L. Sokol
Name:	David L. Sokol

Poseidon Acquisition Corp.

By:	/s/ David L. Sokol
Name:	David L. Sokol
Title:	Chairman